September 27, 2010

Mr. Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801

> **Re: National Retail Properties, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 2/25/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 3/31/2010**
> **File No. 001-11290**

Dear Mr. Kevin B. Habicht:

We have reviewed your response letter dated September 3, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A, filed March 31, 2010

Compensation Discussion and Analysis, page 12

1.   We note your response to comment 9 in our letter dated August 23, 2010. Please further expand your CD&A disclosure to more fully describe the compensation decisions and policies made with respect for each executive officer. For example, you state that the 2009 Review indicated that base salaries for executive officers was below the peer group median, however, you only raised the base salaries for Messrs. Bayer and Tessitore. Please explain why you decided to raise the base salaries for some executive officers, but not for others. With respect to bonus awards, you indicate that the compensation committee takes into account the recommendations of your CEO, please disclose the recommendations that your CEO made with respect to the other executive officers. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

2.   Refer to the comment above. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Your response also indicates that you do not believe that the personal goals assigned to each officer with respect to bonus awards are material, but you have not provided us with a complete analysis as to why it is appropriate to omit the disclosure of personal goals in accordance with Instruction 4 to Item 402(b). Please provide us with the disclosure pursuant to Instruction 4 with respect to personal goals.

3.   Refer to the prior two comments. We also note your disclosure that the compensation committee performed a "subjective evaluation of corporate level profitability, balance sheet preservation and total shareholder return" in making bonus awards. We do not fully understand how these factors were taken into consideration by the compensation committee in light of your disclosure.   Please clarify and elaborate on the subjective nature of the compensation committee's evaluation.

4.   We note your response to comment 10 in our letter dated August 23, 2010. We note that you generally target base salary and total compensation to the 50th percentile. Please note that your disclosure should also include a discussion of where actual payments fell. As noted above, you state that base salary was below the median, but you have not disclosed where your total compensation fell. Please provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

5.   We note your response to comment 11 in our letter dated August 23, 2010. The reasons that you list as to why the disclosure of performance targets would cause you competitive harm appear to be more focused on the disclosure of future performance targets. Please note that we are not asking for the disclosure of future targets, but rather historical disclosure of performance targets used to determine compensation for the prior year. Therefore, we are unable to agree with your analysis that the disclosure of such targets would cause you competitive harm based on the analysis provided. A company that wishes to omit performance targets under Instruction 4 must provide the full analysis that would be expected in a request for confidential treatment under Rule 24b-2. In this regard, we direct your attention to Staff Legal Bulletin No. 1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Erin Martin at (202) 551 - 3391 or me at (202) 551 – 3233 with any questions.

                                Sincerely,

                                Tom Kluck
                                Branch Chief